June 1, 2012

Mr. Dietrich King

Legal Branch Chief

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	New Jersey Resources Corporation

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 23, 2011

Response Dated April 11, 2012

File No. 001-08359

Dear Mr. King:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”)1 response to the comments of the Staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its follow-up comment letter dated May 10, 2012, to our initial response letter to you dated April 11, 2012 (the “Initial NJR Response Letter”), in connection with your original comment letter dated March 30, 2012, (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, each of the Staff’s comments is printed in italics, numbered consistent with the Staff’s assignation and followed by the Company’s response. Where the Staff requested additional information to better understand the Company’s disclosure, the information is set forth after the corresponding comment. The Company confirms that it will comply with all other comments in future filings as set forth below.

1.	We note your response to comments one and two in our letter dated March 30, 2012, particularly your statements that the omission of the auditor’s consent from your annual report on Form 10-K for the fiscal year ended September 30, 2011, was due solely to an inadvertent filing error and that prior to filing your annual report on November 23, 2011, you had obtained a manually-signed copy of the auditor’s consent dated November 23, 2011. We further note that in response to comment one in our letter dated March 30, 2012, on April 11, 2012, you amended your annual report to file the consent of your independent registered public accounting firm as an exhibit to the annual report.

Notwithstanding the foregoing, we remain concerned about the impact of your failure to file the auditor’s consent on your ability to keep current your effective registration statements. In this regard, we note that you appear to have four registration statements that remain effective and appear to be still in use. These registration statements are as follows:

•	Registration statement on Form S-3 (Reg. No. 333-164573), which was filed and became effective on January 29, 2010;

•	Registration statement on Form S-8 (Reg. No. 333-164572), which was filed and became effective on January 28, 2010;

•	Registration statement on Form S-8 (Reg. No. 333-140352), which was filed and became effective on January 31, 2007; and

•	Registration statement on Form S-8 (Reg. No. 333-133453), which was filed and became effective on April 21, 2006.

[1]	The Company is a New Jersey corporation.

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June 1, 2012

Please provide us with your analysis as to how these registration statements remained current during the period between November 23, 2011, when you filed your annual report on Form 10-K for the fiscal year ended September 30, 2011, without an auditor’s consent, and April 11, 2012, when you amended the aforementioned annual report to file the omitted auditor’s consent. In this regard, we note that all of the registration statements rely on forward incorporation by reference to remain current, and the aforementioned annual report is deemed to be a post-effective amendment to each registration statement for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended. In your analysis, please specifically address the impact of your failure to file the auditor’s consent on your ability to update the registration statements via incorporation by reference from the aforementioned annual report. Please refer to Section 10(a)(3) of the Securities Act and Securities Act Rules 436 and 439, as well as Question 126.22 of our Securities Act Forms Compliance and Disclosure Interpretations. Please also consider the principles set forth in Question 198.08 of our Securities Act Rules Compliance and Disclosure Interpretations. All of these materials are available through the Division of Corporation Finance section of our website: http://www.sec.gov/divisions/corpfin/cfguidance.

Response:

We acknowledge the Staff’s comment. We further acknowledge that the Securities Act of 1933, as amended (the “Securities Act”), requires the Company to file an auditor’s consent with its Forms 10-K when the Company has effective registration statements that incorporate such auditor’s audit report via forward incorporation by reference and that the filing of a Form 10-K by the Company is deemed to be a post-effective amendment to each Registration Statement for purposes of Section 10(a)(3) of the Securities Act. As set forth in detail below, we believe that our inadvertent failure to file the auditor’s consent as an exhibit to the Company’s Form 10-K for the year ended September 30, 2011 (the “2011 Form 10-K”), where we had received that consent as of the date of filing, November 23, 2011, did not render the four registration statements referred to above (the “Registration Statements”) non-current or ineffective.

The Registration Statements Remained Current

The Registration Statements remained “current” during the period November 23, 2011 through April 11, 2012 (the “Period”) through the normal operation of forward incorporation by reference. In this context, we intend “current” to mean that the Registration Statements did not make any untrue statement of a material fact, and did not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

Each of the Registration Statements included undertakings that all other documents subsequently filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act (such documents, “Incorporable Documents”), prior to the termination of the relevant offering, will be deemed to be incorporated by reference into the applicable prospectus, as required pursuant to Part II, Item 3 of Form S-8 and Part I, Item 12 of Form S-3, as applicable. As a result of this operative language, the 2011 Form 10-K and all other Incorporable Documents filed during the Period were automatically incorporated by reference into each of the Registration Statements upon the filing of the 2011 Form 10-K and the Incorporable Documents, respectively. This incorporation by reference maintained the currency of the Registration Statements during the Period.

We are unaware of any statute, regulation, or Commission guidance providing that an inadvertent failure to file an auditor’s consent, which the Company obtained prior to the filing of the 2011 Form 10-K and subsequently filed bearing the original filing date, would prevent, limit, or affect forward incorporation by reference into the Registration Statements.

The 2011 Form 10-K was Timely Filed

The Company, as a large accelerated filer pursuant to Rule 12b-2 of the Exchange Act, timely filed the 2011 Form 10-K almost a week prior to its due date. Respectfully, the Company does not believe that the inadvertent omission of the auditor’s consent from the 2011 Form 10-K, as originally filed, renders the 2011 Form 10-K unfiled or untimely filed and, as a result, unavailable for forward incorporation by reference into the Registration Statements during the Period.

As discussed below, the primary purpose of the consent filing requirement is to assure that the auditor is aware that its report is being incorporated by reference into a registration statement and the context in which it is being used. This purpose was satisfied, notwithstanding the Company’s filing error, because the

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auditor had delivered to the Company a manually-signed copy of its requisite consent, dated November 23, 2011, prior to the filing of the 2011 Form 10-K. The Company also respectfully believes that the absence of the consent from the 2011 Form 10-K is most relevant to Section 7 of and Rule 401 under the Securities Act, rather than the reporting requirements pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because the substantive necessity for, and purpose of, an auditor’s consent arise under the Securities Act, not the reporting requirements of Sections 13 and 15(d) of the Exchange Act. Under the Securities Act, the Exchange Act, and the rules promulgated thereunder, an annual report on Form 10-K may serve as the procedural mechanism by which a registrant satisfies its substantive obligation to file an auditor’s consent as an exhibit to a Form S-3 or Form S-8. These points are illustrated by the fact that an annual report on Form 10-K will never, in and of itself, require the filing of an auditor’s consent. The necessity of filing an auditor’s consent with a Form 10-K will never arise in the absence of effective registration statements under the Securities Act because, as noted above, the necessity of such filing is, fundamentally, a vehicle for compliance with principles governed by the Securities Act.

Given the foregoing, we respectfully submit that the inadvertent failure to file a copy of an auditor’s consent as an exhibit to an annual report on Form 10-K, where that consent was issued by the auditor and received by the filer prior to or at the filing date, does not nullify the entire annual report and does not render the annual report unfiled.

The Company respectfully notes that publicly available Staff comment letters demonstrate that the Staff has often reached a similar conclusion. In its review of publicly available Staff comment letters of instances where issuers received comments that they either neglected to file an auditor’s consent or filed an auditor’s consent that lacked a signature or included an incorrect date, the Company was unable to find any instances where the Staff did not accept the subsequent re-filing by the issuer of the auditor’s consent as an acceptable resolution to the comment. The Company found no instance in which the Staff took the position that an omitted, incomplete, or incorrect auditor’s consent was a fatal deficiency that would cause an annual report on Form 10-K to be deemed “unfiled” or that the Form 10-K was not forward incorporated by reference into an effective registration statement.

Given that the omitted auditor’s consent did not constitute a fatal deficiency to the 2011 Form 10-K, the 2011 Form 10-K was timely filed and available for timely forward incorporation by reference into the Registration Statements.

The Purpose of Obtaining the Auditor’s Consent Was Satisfied

As the legislative history makes clear, the primary purpose of requiring registrants to obtain an auditor’s consent in connection with inclusion of an auditor’s report in a registration statement is to assure that the auditor is aware of the use of its audit report in connection with a registered securities offering (See H.R. Conf. Rep. No. 73-152, at 26 (1933), stating that the purpose of the consent requirement was to “to protect an unauthorized use of the expert’s name” and the Staff’s characterization of the requirement (see Section 4810.1 of the Financial Reporting Manual of the Staff, stating that “[t]he primary purpose of obtaining a consent or acknowledgement letter is to assure that the auditor is aware of the use of its report and the context in which it is used”)).

The Company’s auditor was demonstrably aware of the use of its report and the context in which it was used, as the auditor had delivered to the Company a manually-signed copy of the requisite auditor’s consent, dated November 23, 2011, prior to the filing of the 2011 Form 10-K. Given this, we believe the “primary purpose” of the consent requirement was fully satisfied notwithstanding the Company’s inadvertent failure to file the auditor’s consent with its 2011 Form 10-K.

We do not believe that the requirement of registrants to obtain an auditor’s consent in connection with inclusion of an auditor’s report in a registration statement is related in any fashion to the availability or operation of forward incorporation by reference, which concept is governed by the operative language of Part II, Item 3 of Form S-8 and Part I, Item 12 of Form S-3, as discussed above.

This understanding is expressly acknowledged in Rule 439 of the Securities Act, which states (in relevant part and with emphasis added):

If the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.

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June 1, 2012

If the operation of incorporation by reference was dependent upon compliance with the consent filing requirements, the phrase of Rule 439 emphasized above would need to state, in substance, “in order for the material to be incorporated therein by reference.” The actual phrasing of Rule 439 – “even though the material is incorporated therein by reference” – makes clear that incorporation by reference functions separately from the consent filing requirements and compliance therewith.

There are No Practical or Substantive Legal Ramifications under Section 11(a)(4) Resulting from the Filing Error

As discussed above, the primary purpose of requiring registrants to obtain an auditor’s consent in connection with inclusion of an auditor’s report in a registration statement is to assure that the auditor is aware of the use of its audit report in connection with a registered securities offering. Also as discussed above, the Company’s auditor was demonstrably aware of the use of its report and the context in which it was used, as the auditor had delivered to the Company a manually-signed copy of the requisite auditor’s consent, dated November 23, 2011, prior to the filing of the 2011 Form 10-K, as noted in our Initial NJR Response Letter. Given this, the primary purpose of the requirement to file the consent was satisfied, notwithstanding the Company’s error in not filing the consent as an exhibit to its 2011 Form 10-K.

Moreover, the Company’s administrative oversight in failing to file the auditor’s consent with its 2011 Form 10-K would have no bearing on the application of Section 11(a)(4) of the Securities Act to the auditor. Upon the initial filing of each of the Registration Statements, the auditor provided its consent. The auditor further provided an updated consent upon each Form 10-K filing. Therefore, the auditor did, in fact, consent in writing to being “named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement.” We are unaware of any principle that would permit or cause, for purposes of Section 11(a)(4), a filing error by a registrant to nullify the auditor’s consent in such circumstances.

The Principles Set Forth in Question 198.08 of the Securities Act Rules Compliance and Disclosure Interpretations Do Not Apply

Prior to its repeal by Congress, Rule 436(g) of the Securities Act (“Rule 436(g)”) exempted securities ratings issued by a nationally registered statistical rating organization (“NRSRO”) from being deemed part of a registration statement prepared or certified by a person within the meaning of Sections 7 and 11 of the Securities Act, meaning that an issuer disclosing an NRSRO’s credit rating in a registration statement or prospectus was not required to obtain written consent from that NRSRO, and the NRSRO was not subject to potential liability for the rating under Section 11(a)(4) of the Securities Act. Question 198.08 of the Securities Act Forms Compliance and Disclosure Interpretations (“Question 198.08”) relates to the repeal of Rule 436(g) pursuant to Section 939G of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), and addresses whether, in the circumstances described therein, an issuer may continue to use a registration statement that includes or incorporates by reference ratings information that is not limited to issuer disclosure-related ratings information.

We do not believe that the principles set forth in Question 198.08 are relevant to Comment 1, the 2011 Form 10-K, or any of the Registration Statements because the ratings information contained in the 2011 Form 10-K is set forth in the liquidity discussion of Management’s Discussion and Analysis in accordance with Question 233.04 of the Securities Act Forms Compliance and Disclosure Interpretations (“Question 233.04”).

We are not aware of any Commission or Staff guidance that would broaden the application of the principles set forth in Question 198.08 to auditor consents. We also note that we are unable to find any publicly available Staff comment letter that refers to Question 198.08 in any context. Furthermore, given the very particular issue that Question 198.08 was issued to address, we believe it would be inappropriate to broaden the application of the principles set forth in Question 198.08 to apply to any circumstance other than those described in the question itself.

Congress’ primary intent in repealing Rule 436(g) was to “reduce reliance on credit ratings” in offerings. Indeed, the SEC stated that it wanted “to avoid using credit ratings in a manner that suggests in any way a ‘seal of approval’ on the quality of any particular credit rating or rating agency.”

Upon repeal of Rule 436(g) and the resulting potential exposure of NRSROs to Section 11 liability, and prior to the Staff’s issuance of Question 198.08 on July 27, 2010, the major NRSROs issued public statements either flatly declining to give their consent to the inclusion of their credit ratings in registration

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statements and prospectuses or stating that they would seek methods of disseminating ratings that did not involve registration statements.2 In light of these statements, Question 198.08 addresses not only a very particular context unrelated to auditor’s consents, it also addresses a context in which the Staff and issuers would have very sound reasons to expect a consent to be withheld, as opposed to a situation where a consent has actually been obtained, but inadvertently unfiled. Unlike the auditor consent context, Question 198.08 speaks to a situation where an issuer uses credit rating disclosures outside of the issuer disclosure-related ratings information exceptions provided by Question 233.04 assuming that the credit rating agency will not provide its consent and Congress and the Commission explicitly determined that such information should not be included in registration statements and prospectuses outside of the issuer disclosure-related ratings information exceptions provided by Question 233.04.

Given the foregoing, we do not feel it would be appropriate to apply the principles set forth in Question 198.08 to the Company’s filing error in connection with its 2011 Form 10-K, particularly in light of the fact that the auditor had, in fact, provided the Company its signed consent as of November 23, 2011 and such consent was filed by the Company dated as of November 23, 2011.

Steps Taken by the Company

We acknowledge that compliance with the Commission’s rules and regulations is of utmost importance and in the future we will strive to be more diligent in order to minimize the risk of any similar filing error or omission. In order to ensure that a filing error of this nature does not occur again, the Company expanded the number of employees responsible for reviewing the final form of filings and added to our pre-filing checklist an item to ensure that exhibits identified as being filed with a Form 10-K or Form 10-Q are actually included as exhibits in the EDGAR filings. As noted in our Initial NJR Response Letter, concurrently with the submission of the Initial NJR Response Letter, we amended our 2011 Form 10-K to file the referenced auditor’s consent, which auditor’s consent remained dated November 23, 2011.

As demonstrated above, the Registration Statements remained current during the Period through the normal operation of forward incorporation by reference. Further, the purpose of the auditor’s consent requirement was met here because the auditor provided the Company with a manually-signed consent prior to the filing of the 2011 Form 10-K. Therefore, the auditor knew that the consent would be filed with the 2011 Form 10-K. As a result, there are simply no practical or substantive legal ramifications resulting from the Company’s inadvertent filing error. Finally, any violation that may have occurred was cured upon the filing of the amendment to the 2011 Form 10-K containing the auditor’s consent dated as of November, 23, 2011, the date of the original filing of the 2011 Form 10-K.

2.	As previously requested, please tell us whether you made any offers and sales of securities pursuant to Registration Statement Nos. 333-164573, 333-164572, 333-140352 or 333-133453 during the period beginning on November 23, 2011, and ending on April 11, 2012. If sales occurred during this period, please provide us with the dates of the sales, the names of the purchasers, the type and number of securities sold, and the applicable registration statements under which such transactions occurred.

Response:

We acknowledge the Staff’s comment. The Registration Statements relate to employee benefit and stock incentive plans: (i) the Company’s Employee and Outside Director Long-Term Incentive Compensation Plan and Outside Director Stock Compensation Plan (the “Outside Directors Plan”), (ii) the Company’s 2007 Stock Award and Incentive Plan (the “2007 Incentive Plan”), (iii) the Employee Retirement Savings Plan (“401(k) Plan”) and (iv) the Company’s Automatic Dividend Reinvestment Plan (“DRP Plan”). The Company did make offers and sales during the Period under each of the Registration Statements. We are providing to the Staff, under separate cover with our request for confidential treatment pursuant to the

[2]	On July 15, 2010, Moody’s Investor Services, Inc. (“Moody’s”) issued a “special comment” titled “Moody’s To Begin Implementing Changes Related to U.S. Regulatory Reform Act.” In the comment, Moody’s stated “While we will continue to publish credit ratings, given the potential legal consequences, we cannot consent to the inclusion of ratings in prospectuses and registration statements without further study.” In a July 19, 2010 press release, Fitch Ratings (“Fitch”) stated “While Fitch will continue to publish credit ratings and research, given the potential consequences, Fitch cannot consent to including Fitch credit ratings in prospectuses and registration statements at this time.” In a July 20, 2010 press release, DBRS stated “In view of the unprecedented treatment of credit ratings resulting from the repeal of Rule 436(g), DBRS is not willing to consent to the inclusion of its ratings in registration statements or prospectuses at this time.” On July 16, 2010, Standard and Poor’s publicly released a client letter in which it stated “We will explore mechanisms outside of the registration statement to allow ratings to continue to be disseminated to the debt markets.”

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provisions of Commission Rule 83 and return of the materials upon completion of your review pursuant to Exchange Act Rule 12b-4, information that shows the sales made by the Company pursuant to the Registration Statements during the Period. For issuances of shares of Common Stock under the Outside Directors Plan and the 2007 Incentive Plan, the Company is providing (i) the dates of the issuances, (ii) the names of the recipients, (iii) the type and number of securities issued and (iv) the applicable Registration Statements under which such transactions occurred. For the 401(k) Plan the Company is providing aggregate net share information by plan participant, and for the DRP Plan the Company is providing aggregate sale information by date. The Company is providing aggregate information for the 401(k) Plan and the DRP Plan both because of (i) the high administrative burden that would be entailed in providing the requested information on an individualized basis given the number of participants in these programs and (ii) concerns over the privacy of personal information regarding the employee and non-Company-affiliated participants in the 401(k) Plan and DRP Plan.

The aggregate number of shares of Common Stock issued during the Period under the Registration Statements is 309,546 shares of Common Stock, which represents approximately 0.74% of the issued and outstanding shares of Common Stock as of May 30, 2012.

Substantially all of the shares of Common Stock during the Period were issued and/or sold to directors, officers, employees or existing shareholders of the Company, all of whom were current shareholders of the Company during the Period and all of whom had been sent a copy of the 2011 Form 10-K as an existing shareholder of the Company.

•

Registration Statement No. 333-133453: All of the shares of Common Stock issued during the Period under this Registration Statement, which relates to the Company’s Outside Directors Compensation Plan, were issued to outside directors of the Company for no cash consideration as part of the Company’s non-employee director compensation arrangements.

•

Registration Statement No. 333-140352: All of the shares of Common Stock issued during the Period under this Registration Statement, which relates to the Company’s 2007 Incentive Plan, were issued to existing officers and existing employees of the Company, all of whom were existing shareholders of the Company, for no cash consideration as part of the Company’s officer and employee incentive compensation arrangements.

•

Registration Statement No. 333-164572: All of the shares of Common Stock issued during the Period under this Registration Statement, which relates to the Company’s 401(k) Plan, were issued to existing employee shareholders of the Company as part of the Company’s 401(k) Plan, except for three new participants during the period who acquired an aggregate of 2,225.6228 shares of Common Stock.

•

Registration Statement No. 333-164573: All of the shares of Common Stock sold during the Period under this Registration Statement, which relates to the DRP Plan, were sold to existing shareholders of the Company as part of the DRP Plan, except for 1,951 shares issued to 128 participants. The shares were issued directly by the Company during the Period under this Registration Statement, as during the Period all shares of Common Stock sold under the DRP Plan were purchased directly from the Company.

3.	Please provide us with your analysis of your eligibility to use Form S-3 for your Registration Statement No. 333-164573 as of November 23, 2011, when you filed your annual report on Form 10-K for the fiscal year ended September 30, 2011, without an auditor’s consent. In this regard, we note that the aforementioned annual report is deemed to be a post-effective amendment to the registration statement for purposes of Section 10(a)(3) of the Securities Act of 1933, and thus you were required to assess your continued eligibility to use Form S-3 as of that date.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company respectfully submits that it was eligible, as of November 23, 2011, to use Form S-3 for its Registration Statement No. 333-164573 because (i) the Company (x) had filed all periodic reports, current reports and proxy statements required to be filed for a period of at least twelve calendar months prior to November 23, 2011, (y) had filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding November 23, 2011, and (z) satisfied the other registrant requirements found in General Instruction I.A. to Form S-3, and (ii) the DRP Plan met the conditions described in General Instruction I.B.4. to Form S-3.

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The Company, as a large accelerated filer pursuant to Rule 12b-2 of the Exchange Act, timely filed the 2011 Form 10-K almost a week prior to its due date. Respectfully, the Company does not believe that the inadvertent omission of the auditor’s consent from the 2011 Form 10-K, as originally filed, renders the 2011 Form 10-K unfiled or untimely filed.

For analysis of why the 2011 Form 10-K was filed timely, please see the portion of the Company’s response to Comment #1 under the caption “The 2011 Form 10-K was Timely Filed.”

4. As previously requested, in responding to our comments please provide a written statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has provided the requested statement below.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Executive Vice President and Chief Financial Officer